Filed Pursuant to Rule 253(g)(2)
File No. 024-10752

VIRTUALARMOUR INTERNATIONAL INC.

SUPPLEMENT NO. 1 DATED APRIL 9, 2018
TO THE OFFERING CIRCULAR DATED MARCH 5, 2018

This document supplements, and should be read in conjunction with, the offering circular of VirtualArmour International Inc. ("Company"), dated March 5, 2018 and filed by us with the Securities and Exchange Commission (the "Commission") on March 5, 2018 (the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Change in terms of the Offering – giving discretion to the Company to accept subscriptions below the Minimum Investment.

Change in Offering Terms

The Company would like to provide an opportunity for investors to purchase Offered Shares in the Offering although such investor's investment does not meet the Minimum Investment.  The definition in the Offering Circular of Minimum Investment shall be redefined as: $25,000 and the purchase of 125,000 shares per investor, or such other lower amount acceptable to the Company as evidenced by the subscription agreement.